SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant's name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

Effective December 31, 2007, América Móvil, S.A.B. de C.V. transferred all of its securities listed on the regulated market of the Luxembourg Stock Exchange to the Euro MTF Market, the exchange-regulated market of the Luxembourg Stock Exchange.

Below you will find a list of the securities that were transferred to the Euro MTF Market, the exchange-regulated market of the Luxembourg Stock Exchange:

ISIN Nos. of Securities	Listed Securities
USP0280AAV37	USD 800,000,000 5.5% Senior Notes Due 2014
USP0280AAU53	USD 500,000,000 4.125% Senior Notes Due 2009
USP0280AAX92	USD 500,000,000 5.75% Senior Notes Due 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2008
AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos García Moreno
Carlos García Moreno
Chief Financial Officer